C21 Investments Supplements its Notice regarding Temporary Filing Relief

VANCOUVER, May 31, 2020 - C21 Investments Inc. (the "Company") (CSE: CXXI and OTCQB: CXXIF) today supplements its news release from May 28, 2020, regarding its reliance on temporary regulatory filing relief, pursuant to the British Columbia Securities Commission's blanket order, BC Instrument 51-515 Temporary Exemption from Certain Corporate Finance Requirements (the "Exemption"), and comparable exemptions in other Canadian provincial jurisdictions.

As a result of logistical delays caused by the COVID-19 pandemic, the Company is relying on the Exemption to postpone the release of its January 31, 2019 audited annual financial statements, and management's discussion and analysis (the "Annual Filings"). The Company is otherwise required to release its Annual Filings on or before June 1, 2020 pursuant to National Instrument 51-102 Continuous Disclosure Obligations, which is now estimated to be filed on or before July 14, 2020 in reliance of the Exemption.

The Company has imposed an insider trading blackout pending the release of its Annual Filings. Members of management, directors and other insiders will comply with the Company's insider trading policy and the guidelines described in section 9 of National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions, until the Annual Filings have been released.

There have been no material business developments in the Company's operations which have not previously been disclosed.

The CSE has not accepted responsibility for the adequacy or accuracy of this release

Media contact:

Skyler Pinnick

Chief Marketing Officer and Director

Sky.Pinnick@cxxi.ca

+1 833 BUY-CXXI (289-2994)

Investor contact:

Michael Kidd

Chief Financial Officer and Director

Michael.Kidd@cxxi.ca

+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the estimated release date of the Company's Annual Filings.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.